MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2018

May 11, 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the three months ended March 31, 2018 and 2017, and and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2017. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic and our expectations as to the success of our research and development, clinical and manufacturing programs in 2018 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2018

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic (I-O) virus with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Clinical Trial Program

Our clinical development plan objectives are twofold. First, we are seeking to obtain regulatory approval for pelareorep based on the compelling metastatic breast cancer survival data that was presented at the 2017 American Association for Cancer Research (AACR) Annual Meeting, in Washington, D.C. Second, we are looking to expand pelareorep into commercially valuable new treatment areas that include immuno-therapy along with immuno-modulatory (IMiD) and other targeted agents in collaboration with pharmaceutical partners. Our clinical development program focuses on the three components of pelareorep's mechanism of action (MOA) and includes the following:

Program 1 - Chemo combinations
Our first program focuses on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various cancer indications.

Program 2 - Combination with IMiDs/targeted therapy
Our second program focuses on the potential of pelareorep to stimulate a patient's innate immunity and the potential for an infection to cause a cascade of chemokines/cytokines activating natural killer (NK) cells to attack cancer cells.

Program 3 - Immunotherapy combinations
Our third program focuses on the potential for pelareorep to cause a specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs), infected tumor cells and/or dendritic cells to T cells.

First Quarter 2018 Developments

Program 1 - Chemo combinations

Metastatic Breast Cancer
In 2017, we reported a statistically significant increase of 7 months (10.4 months to 17.4 months) in median overall survival from an open-label, randomized phase 2 metastatic breast cancer (mBC) study of intravenously-administered pelareorep given in combination with the chemotherapy agent paclitaxel. Pelareorep was awarded fast track designation by the United States Food and Drug Administration (FDA) for the treatment of mBC. We announced a productive End-of-Phase 2 meeting with the FDA for pelareorep in combination with paclitaxel, for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer (mBC) patients. The purpose of the meeting was to discuss the preclinical and clinical programs, including the design of the phase 3 registration study to support a future Biologics License Application (BLA) submission in the U.S. We also received a supportive Final Advice Letter from the European Medicines Agency (EMA) suggesting that a phase 3 study may be acceptable to form the basis of a Marketing Authorization Application (MAA) in Europe for the proposed use of pelareorep in combination with paclitaxel for the treatment of HR+/HER2- mBC. As a result of our statistically significant phase 2 data supported by a fast track designation, productive End-of-Phase 2 meeting with the FDA and supportive Final Advice Letter from the EMA, our objective is to advance pelareorep in combination with paclitaxel, into a phase 3 registration study for the treatment of HR+/HER2- mBC.

During the first quarter of 2018, our activities related to our phase 3 study included the initiation of a country and site identification process, development of country specific site budgets and contract templates and the development and preparation of global label and country specific regulatory documents. Our activities also included the preparation and submission of a Special Protocol Assessment.

Program 2 - Combination with IMiDs/targeted therapy

The initial activity supporting the innate immunity component of REOLYSIN's MOA, is in collaboration with Celgene Corporation (Celgene) and Myeloma UK, a cancer charity. MUK eleven was launched in March of 2017: a first of its kind immuno-therapy trial that aims to modulate the immune system to target myeloma. The Phase 1b trial will study REOLYSIN in combination with Celgene's Imnovid® (pomalidomide) or Revlimid® (lenalidomide) as a rescue treatment in relapsing myeloma patients. The dose escalation trial will look at the safety and tolerability of these combinations, and will investigate whether the addition of REOLYSIN extends disease control in this patient group.

The trial, which commenced enrollment in September 2017 and continued to enroll through the first quarter of 2018, will recruit approximately 44 patients across up to six Myeloma UK Clinical Trial Network centres in the UK. MUK eleven is part of the Myeloma UK Clinical Trial Network, a portfolio of early-stage trials coordinated by the Clinical Trials Research Unit at the University of Leeds, which aims to test and speed up access to promising new treatments for patients. Oncolytics and Celgene

UK & Ireland are providing their respective products for MUK eleven: Oncolytics is providing REOLYSIN and Celgene UK & Ireland is providing Imnovid® and Revlimid®.

Program 3 - Immunotherapy combinations

In support of the adaptive immunity component of the MOA, we continued with our first checkpoint inhibitor study an open label design to assess the safety and dose-limiting toxicity of REOLYSIN in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with histologically confirmed, advanced or metastatic adenocarcinoma of the pancreas (MAP) who have failed, or did not tolerate, first-line treatment (REO 024).

During the first quarter of 2018, the following presentation was made:

Title	Presenter	Location	Description/Conclusion
A study of pelareorep in combination with pembrolizumab and chemotherapy in patients (pts) with relapsed metastatic adenocarcinoma of the pancreas (MAP)	Dr. Devalingam Mahalingam, M.D. Ph.D., Associate Professor of Medicine (Hematology and Oncology) at the Feinberg School of Medicine, Northwestern University	2018 Gastrointestinal Cancers Symposium sponsored by ASCO, San Franciso, California
The poster, outlining pelareorep tested in combination with chemo and pembrolizumab (KEYTRUDA®) in eleven patients with relapsed metastatic adenocarcinoma of the pancreas, provides updates on data submitted within the abstract, including the number of evaluable patients and partial response data. The poster outlines six efficacy evaluable patients, including one that had partial response lasting 17.4 months and two with stable disease of 126 days and 277 days. The poster also demonstrates manageable safety profiles and antitumor activity in previously treated patients with relapsed metastatic pancreatic adenocarcinoma. Furthermore, on-treatment biopsies showed selective reovirus infection and caspase activation in cancer cells and infiltration by CD8 T-cells, demonstrating the virus's ability to induce cell death and a pro-inflammatory phenotype in treated tumors.

Pre-clinical/Research collaborations

During the first quarter of 2018, the following presentation was made:

Title	Presenter	Location	Description/Conclusion
B and T lymphocyte attenuator (BTLA) and PD-L1 significantly upregulated in reovirus treated TRAMP-C2 tumours	Dr. Guy Simpson, Department of Clinical and Experimental Medicine, University of Surrey	11th International Oncolytics Virus Conference (IOVC), Oxford, UK
Data presented in the poster demonstrated:
–
treatment of subcutaneous TRAMP-C2 prostate tumors with a combination of pelareorep and anti-PD-1 (Keytruda®) or anti-CD73 antibody significantly enhanced survival of mice compared to pelareorep or antibody therapy alone;
–
immune profiling of pelareorep treated and untreated tumors confirmed the ability of pelareorep to increase tumour immune cell infiltration;
–
pelareorep infection of tumours is needed before a therapeutic effect of anti-immune inhibitory/suppressive antibodies is seen;
–
pelareorep-initiated antitumor immunity protects against subsequent tumour challenge; and
–
after the study of negative regulators, only B and T lymphocyte attenuator (BTLA) and PD-L1 were significantly upregulated in the pelareorep treated TRAMP-C2 tumors compared to untreated tumour.

Post Q1 2018 Developments

In April 2018, the following presentations were made:

Title	Presenter	Location	Description/Conclusion
Potentiating effect of reovirus in anti-PD1 therapy in colorectal cancer	Sanjay Goel, MD, Associate Professor of Medicine, Montefiore Medical Center	American Association for Cancer Research (AACR) Annual Meeting 2018, Chicago, Illinois
Data presented in the poster demonstrated:
–
pelareorep administration increased PD-L1 expression on MSS CRC cells;
–
possible evidence of a vaccine effect: immunologically competent mice were re-challenged with the original tumor and the tumor was unable to propagate;
–
combination therapy made statistically significant improvements in survival compared to controls in both BALB/c (median 42 vs. 16 days, p="0".003) and C57BL/6 (median 24 vs. 17 days, p="0".02) mice; and
–
pelareorep treated xenografted tumor tissue showed a higher infiltration of T lymphocytes as confirmed by CD8-positive and intensified granzyme staining.

Pelareorep promotes the expression of a chemokine signature that predicts response to immunotherapy	Grey Wilkinson, PhD, Translational Scientist, Oncolytics Biotech	American Association for Cancer Research (AACR) Annual Meeting 2018, Chicago, Illinois
Data presented in the poster demonstrated:
–
the expression of a chemokine signature that predicts response to immunotherapy;
–
global changes in gene expression are unique and different for each cell line following pelareorep infection and changes in gene expression occur before significant cell lysis;
–
pelareorep differentially promotes the expression of innate and adaptive immunity related genes in HCC, CRC, NSCLC cell lines; and
–
pelareorep promotes the expression of gene signatures that predict response to immuno-therapies in HCC cells.

In May 2018, we reached agreement with the U.S. Food and Drug Administration under a Special Protocol Assessment for the protocol design, clinical endpoints and statistical analysis approach for the company's phase 3 study evaluating pelareorep for the treatment of metastatic breast cancer.

Manufacturing and Process Development

During the first quarter of 2018, we supplied our clinical development program with previously filled product from our existing supply of REOLYSIN, labeled for the applicable usage. As well, we continued our activities to source and develop commercial production capabilities to fill REOLYSIN into vials, the next step in the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval. We also commenced startup activities for drug product filling to support ongoing and upcoming clinical development projects.

Intellectual Property

At the end of the first quarter of 2018, we had been issued over 406 patents including 47 US and 22 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

"At-the-Market" equity distribution agreement
On February 25, 2016, we entered into an "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as sole agent in Canada (our "Canadian ATM"). Under the terms of our Canadian ATM, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the Canadian ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility.

During the first quarter of 2018, we sold 519,500 common shares for gross proceeds of $553,650. We incurred share issue costs of $33,335.

Listing on NASDAQ
On February 23, 2018, we held a special meeting of shareholders whereby we received shareholder approval to consolidate the Company's common shares. This approval will assist with our objective to apply for relisting of our common shares on the NASDAQ Capital Market in 2018.

Financial Impact

We estimated at the beginning of 2018 that our cash requirements to fund our operations would be approximately $16 million. We now expect our cash requirements for 2018 to be between $14 - $16 million, but will depend on our ultimate clinical program. Our cash usage for the first quarter of 2018 was $4,608,758 for operating activities and $42,619 for the acquisition of property and equipment. Our net loss for the period was $4,670,674.

Cash Resources

We exited the first quarter of 2018 with cash and cash equivalents totaling $7,745,255 and a contract receivable from our regional licensing agreement with Adlai Nortye Biopharma Co., Ltd of $4,899,720 (US$3,800,000) (see “Liquidity and Capital Resources”).

REOLYSIN Development for the Remainder of 2018

Our planned 2018 development activity for REOLYSIN focuses on our three-part clinical development program, manufacturing program and intellectual property program. Our objective in 2018 is to finalize the development of our registration strategy in an effort to commence a phase 3 clinical study in mBC. Our focus will be on the adaptive study design that will include approximately four hundred and fifty patients with a pre-determined interim analysis. Our proposed target population for the phase 3 study of pelareorep is patients with HR+/HER2- mBC, which represents approximately 73 percent of metastatic breast cancer cases that have limited treatment options that offer survival benefit. Our planned activity also includes expanding our research collaborations with large pharma in an effort support further development around the innate and adaptive immunity components of REOLYSIN's MOA. We expect these potential collaborations to include combinations with immunotherapies and IMiDs.

Our 2018 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2018. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

Results of Operations

Net loss for the three month period ended March 31, 2018 was $4,670,674 compared to $3,517,719 for the three month period ended March 31, 2017.

Research and Development Expenses (“R&D”)

	2018 $	2017 $
Clinical trial expenses	1,032,745	686,173
Manufacturing and related process development expenses	417,703	453,564
Intellectual property expenses	406,515	251,590
Research collaboration expenses	190,047	87,379
Other R&D expenses	711,851	694,135
Foreign exchange loss (gain)	(124,928)	27,397
Share based payments	300,958	67,833
Research and development expenses	2,934,891	2,268,071

Clinical Trial Expenses

	2018 $	2017 $
Clinical trial expenses	1,032,745	686,173

Our clinical trial expenses for the first quarter of 2018 were $1,032,745 compared to $686,173 for the first quarter of 2017. In the first quarters of 2018 and 2017, our clinical trial program activities related primarily to the preparation and development of our breast cancer registration study. In the first quarter of 2018, these costs included phase 3 startup activities and in the first quarter of 2017 included costs to complete our supporting regulatory documents, regulatory filing fees and key opinion leader activities. Our clinical trial program activities in the first quarters of 2018 and 2017 also included patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN.

We still expect our clinical trial expenses to increase in 2018 compared to 2017. During 2018, we expect to finalize the development of our registration strategy and possibly commence enrollment in a registration study as part of Program 1 of our clinical development plan. As well, we expect to expand Program 2 and Program 3 of our clinical development plan to include both checkpoint inhibitors and immune modulators (IMiDs).

Manufacturing & Related Process Development Expenses (“M&P”)

	2018 $	2017 $
Product manufacturing expenses	252,703	304,501
Process development expenses	165,000	149,063
Manufacturing and related process development expenses	417,703	453,564

Our M&P expenses for the first quarter of 2018 were $417,703 compared to $453,564 for the first quarter of 2017. During the first quarters of 2018 and 2017, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product and startup costs for a product fill to support our clinical development plan.

Our process development expenses for the first quarter of 2018 focused on analytic development and stability studies and in the first quarter of 2017 focused on stability studies.

We still expect our M&P expenses for 2018 to increase compared to 2017. In 2018, we expect to fill, label and store sufficient product as we attempt to commence a registration study. We also expect to continue to perform stability testing and analytical development related to our process validation master plan and stability program.

Intellectual Property Expenses

	2018 $	2017 $
Intellectual property expenses	406,515	251,590

Our intellectual property expenses for the first quarter of 2018 were $406,515 compared to $251,590 for the first quarter of 2017. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the first quarter of 2018, we had been issued over 406 patents including 47 US and 22 Canadian patents, as well as issuances in other jurisdictions.

We still expect our intellectual property expenses will remain consistent in 2018 compared to 2017.

Research Collaboration Expenses

	2018 $	2017 $
Research collaboration expenses	190,047	87,379

Our research collaboration expenses were $190,047 in the first quarter of 2018 compared to $87,379 for the first quarter of 2017. Our research collaborations in the first quarters of 2018 and 2017 included biomarker studies and studies investigating the interaction of the immune system and REOLYSIN.

We still expect that our research collaborations in 2018 will increase compared to 2017. We expect to complete our ongoing collaborative program carried over from 2017 and will continue to be selective in the types of new collaborations we enter into in 2018.

Other Research and Development Expenses

	2018 $	2017 $
R&D salaries and benefits	660,160	665,818
Other R&D expenses	51,691	28,317
Other research and development expenses	711,851	694,135

Our other research and development expenses were $711,851 in the first quarter of 2018 compared to $694,135 in the first quarter of 2017. Our salaries and benefits costs in the first quarter of 2018 were consistent with the first quarter of 2017. The change in our Other R&D expenses was due to an increase in meeting attendance and related travel expenses.

We still expect our Other R&D expenses to increase in 2018 compared to 2017 due to an increase in headcount to support our registration study.

Share Based Payments

	2018 $	2017 $
Share based payments	300,958	67,833

Non-cash share based payment expenses in the first quarter of 2018 were $300,958 compared to $67,833 in the first quarter of 2017. We incurred share based payment expenses associated with the granting of options to officers and employees associated with our research and development activities and the vesting of previously granted share awards.

Operating Expenses

	2018 $	2017 $
Public company related expenses	797,834	694,375
Office expenses	706,701	515,833
Amortization of property and equipment	19,858	24,036
Share based payments	238,160	66,056
Operating expenses	1,762,553	1,300,300

Our operating expenses in the first quarter of 2018 were $1,762,553 compared to $1,300,300 in the first quarter of 2017. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $797,834 in the first quarter of 2018 compared to $694,375 in the first quarter of 2017. The change was due to an increase in legal fees and costs related to the special meeting of shareholders held in February 2018.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. During the first quarter of 2018, our office expenses were $706,701 compared to $515,833 for the first quarter of 2017. The change was due to an increase in headcount and a change in salary levels, and an increase in office expenses related to our U.S. office.

Non-cash share based payment expenses in the first quarter of 2018 were $238,160 compared to $66,056 in the first quarter of 2017. We incurred share based payment expenses associated with the granting of options to officers and employees and the vesting of previously granted share awards.

We still expect our operating expenses in 2018 to increase compared to 2017.

Commitments

As at March 31, 2018, we are committed to payments totaling approximately $6,652,697 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years. We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases totaling $678,703 for 2018 to 2021. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2018	2017				2016
	Mar	Dec	Sept	June	Mar	Dec	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	4,671	4,746	3,004	4,349	3,518	5,210	3,332	2,581
Basic and diluted loss per common share(2)	$0.03	$0.03	$0.02	$0.03	$0.03	$0.04	$0.03	$0.02
Total assets(3)	14,127	18,150	14,848	17,579	10,623	14,758	18,437	21,368
Total cash(1), (3)	7,745	11,836	14,034	16,676	10,102	14,123	17,702	20,410
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)
Included in net loss and loss per common share between March 2018 and April 2016 are quarterly share based payment expenses of $539,118, $140,659, $148,447, $155,708, $133,889, $106,443, $98,369 and $119,626, respectively.

(3)	We issued 519,500 common shares for net cash proceeds of $0.5 million in 2018 (2017 - 20,547,500 common shares for net cash proceeds of $12.8 million).

(4)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2018 Financing Activities

Canadian "At the Market" Equity Distribution Agreement
During the three month period ending March 31, 2018, we sold 519,500 common shares for net proceeds of $520,315.

2017 Financing Activities

Canadian "At the Market" Equity Distribution Agreement
We maintained our Canadian ATM facility during the period ending March 31, 2017, however, no shares were sold under this facility during the period. We incurred share issue costs of $10,500.

Liquidity

As at March 31, 2018, we had cash and cash equivalents and working capital positions as follows:

	March 31, 2018 $	December 31, 2017 $
Cash and cash equivalents	7,745,255	11,836,119
Working capital position	9,642,125	12,587,340

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

We utilize a base shelf prospectus ("Base Shelf") in an effort to provide us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.

Under a Base Shelf, we can sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Funds received from any Prospectus Supplement would be used in line with our Board approved budget and multi-year plan. During the first quarter of 2018, our Base Shelf allowed us to utilize our Canadian ATM equity distribution agreement (see Note 5 of our interim consolidated financial statements) which expired on March 16, 2018. On May 4, 2018, we renewed our short form base shelf prospectus that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units in Canada. Our renewed base shelf will be effective until May 25, 2020.

We anticipate that the expected cash usage from our operations in 2018 will be between $14 - $16 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources, including the settlement of our contract receivable, to fund our presently planned operations into 2018. We also anticipate entering into new Financing Arrangements to fund our operations. Factors that will affect our anticipated cash usage in 2018, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2018.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, contract receivable, other receivables and accounts payable. As at March 31, 2018, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and contract receivable in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and contract receivable.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We mitigate our exposure to credit risk connected to our contract receivable by performing a review of our customer's credit risk and payment histories, including payments made subsequent to year-end.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2018 by approximately $29,971. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2018 by approximately $16,620. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2018 by approximately $412.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at March 31, 2018 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	1,668,625	28,027	37,030
Contract receivable	3,800,000	—	—
Accounts payable	(620,369)	(55,893)	(13,333)
	4,848,256	(27,866)	23,697
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 142,396,222 common shares outstanding at May 11, 2018. If all of our options, restricted share units and performance share units (11,238,608) and common share purchase warrants (16,445,000) were exercised or were to vest, we would have 170,079,830 common shares outstanding.

Our 2017 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2018 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.